UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 17, 2022

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD REVENUE FOR THE THIRD QUARTER OF 2022

Revenue of $82.0 million; Expects Record Annual Revenue of around $320m for 2022

MIGDAL HAEMEK, Israel – November 17, 2022 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the third quarter ended September 30, 2022.

Highlights of the Third Quarter of 2022

•	Record quarterly revenue of $82.0 million; a 16% increase year-over-year;

•	GAAP operating income of $20.6 million; non-GAAP operating income of $23.2 million, representing an operating margin of 25.2% and 28.3% respectively;

•	GAAP net income of $20.7 million and non-GAAP net income of $23.3 million; and

•	Strong operating cash flow of $25.3 million.

Forward-Looking Expectations

Management expects fourth quarter revenue to be similar to those of the third quarter, translating into record annual revenue of around $320 million for 2022.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We had another record quarter and are providing positive guidance for the fourth quarter. In an increasingly complex environment, we are positioned to achieve a record year in 2022, supported by the company’s diversified  customer base, geographies and various secular trends.”

Third Quarter 2022 Financial Results

Revenue for the third quarter of 2022 was $82.0 million, an increase of 16% compared to the third quarter of 2021.

Gross profit on a GAAP basis in the quarter totaled $39.9 million (48.6% of revenue), compared to a gross profit of $35.8 million (50.6% of revenue) in the third quarter of 2021. Gross profit on a non-GAAP basis in the quarter totaled $40.2 million (49.0% of revenue), compared to $36.0 million (50.9% of revenue) in the third quarter of 2021.

Operating profit on a GAAP basis in the quarter totaled $20.6 million (25.2% of revenue), compared to an operating profit of $20.1 million (28.5% of revenue) in the third quarter of 2021. Operating profit on a non-GAAP basis in the quarter totaled $23.2 million (28.3% of revenue), compared to $21.7 million (30.6% of revenue) in the third quarter of 2021.

Net income on a GAAP basis in the quarter totaled $20.7 million, or $0.43 per diluted share, compared to net income of $18.5 million, or $0.41 per diluted share, in the third quarter of 2021. Net income on a non-GAAP basis in the quarter totaled $23.3 million, or $0.48 per diluted share, compared to non-GAAP net income of $20.0 million, or $0.45 per diluted share, in the third quarter of 2021.

Cash and cash equivalents and short-term deposits, as of September 30, 2022 were $392.3 million compared to $391 million as of June 30, 2022. In addition, there were $68.0 million in long-term deposits compared to $47.0 million as of June 30, 2022. During the quarter, Camtek generated $25.3 million in operating cash flow.

Conference Call

The Company will hold a conference call today starting at 9:00 am ET. Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:                          1 866 229 7198          at 9:00 am Eastern Time
Israel:                      03 918 0610               at 4:00 pm Israel Time
International:          +972 3 918 0610

Alternatively, the call will be webcast from a link on Camtek’s investor relations website, at https://www.camtek.com/investors/

For those unable to participate, the call will be available for replay on Camtek’s website beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements include our expected revenues for the fourth quarter and full year of 2022 and can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies,  which can be made without prior notice, and our ability to effectively address such changes and their impact on the markets we serve; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, the risk of the continuation of disruptions to our and our customers’, providers’, business partners’ and contractors’ businesses as a result of the COVID-19 pandemic, such as, for example, the impact of imposed lockdowns in China; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) tax settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2022	2021
	U.S. dollars
Assets

Current assets
Cash and cash equivalents	88,265	241,943
Short-term deposits	304,000	156,000
Trade accounts receivable, net	63,379	57,825
Inventories	69,809	58,759
Other current assets	10,640	5,653

Total current assets	536,093	520,180

Long-term deposits	68,000	32,000
Long term inventory	4,959	5,150
Deferred tax asset	77	227
Other assets	803	190
Property, plant and equipment, net	32,223	25,400
Intangible assets, net	582	610

Total non-current assets	106,644	63,577

Total assets	642,737	583,757

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	27,699	33,550
Other current liabilities	51,888	56,137

Total current liabilities	79,587	89,687

Long-term liabilities
Other long-term liabilities	7,629	5,800
Convertible notes	195,463	194,643
Total long-term liabilities	203,092	200,443

Total liabilities	282,679	290,130

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2022 and at December 31, 2021;
46,476,907 issued shares at September 30, 2022 and 45,939,019 at December 31, 2021;
44,384,531 shares outstanding at September 30, 2022 and 43,846,643 at December 31, 2021;	174	172
Additional paid-in capital	184,735	176,582
Retained earnings	177,047	118,771
	361,956	295,525
Treasury stock, at cost (2,092,376 shares as of September 30, 2022 and December 31, 2021)	(1,898)	(1,898)

Total shareholders' equity	360,058	293,627

Total liabilities and shareholders' equity	642,737	583,757

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Revenue	238,734	195,488	81,990	70,686	269,659
Cost of revenue	118,824	95,724	42,131	34,893	132,315

Gross profit	119,910	99,764	39,859	35,793	137,344

Operating expenses:
Research and development costs	22,175	16,774	6,976	5,530	23,473
Selling, general and administrative costs	36,698	31,406	12,247	10,118	42,973
Total operating expenses	58,873	48,180	19,223	15,648	66,446

Operating income	61,037	51,584	20,636	20,145	70,898

Financial income, net	2,889	911	2,029	349	1,030

Income before income taxes	63,926	52,495	22,665	20,494	71,928

Income tax expense	(5,650)	(4,978)	(1,950)	(1,989)	(11,651)

Net income	58,276	47,517	20,715	18,505	60,277

Earnings per share information:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings per share	1.30	1.09	0.47	0.42	1.38

Diluted net earnings per share	1.21	1.06	0.43	0.41	1.34

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	44,778	43,577	44,370	43,826	43,644

Diluted	48,200	44,627	48,306	44,658	45,035

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2022	2021	2022	2021	2021
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	58,276	47,517	20,715	18,505	60,277
Tax settlement (1)	-	-	-	-	5,305
Share-based compensation	8,152	4,193	2,560	1,512	5,815
Non-GAAP net income	66,428	51,710	23,275	20,017	71,397

Non–GAAP net income per diluted share	1.25	1.16	0.48	0.45	1.59
Gross margin on GAAP basis	50.2%	51.0%	48.6%	50.6%	50.9%
Reported gross profit on GAAP basis	119,910	99,764	39,859	35,793	137,344
Share-based compensation	922	474	295	173	653
Non- GAAP gross margin	120,832	100,238	40,154	35,966	137,997
Non-GAAP gross profit	50.6%	51.3%	49.0%	50.9%	51.2%

Reported operating income attributable to Camtek Ltd. on GAAP basis	61,037	51,584	20,636	20,145	70,898
Share-based compensation	8,152	4,193	2,560	1,512	5,815
Non-GAAP operating income	69,189	55,777	23,196	21,657	76,713

(1)
In February 2022 the Company reached a settlement with the Israeli Tax Authorities and in the financial statements for the year ended December 31, 2021, recorded a one-time tax expense in respect of its historical exempt earnings.